Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3 No. 333-200148) and related Prospectus of Sprague Resources LP for the registration of common units and to the incorporation by reference therein of our reports dated March 16, 2015, with respect to the consolidated and combined financial statements of Sprague Resources LP as of December 31, 2014 and 2013 and for each of the two years in the period ended December 31, 2014 and the consolidated financial statements of Sprague Operating Resources LLC for the year ended December 31, 2012, and the effectiveness of internal control over financial reporting of Sprague Resources LP as of December 31, 2014 included in its Annual Report on Form 10-K, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

April 15, 2015